Exhibit 99.3

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
monishbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software’s Pivotal CRM Solution Receives Prestigious Industry

Recognition for 15th Consecutive Year

ISM Lists Pivotal CRM as one of the “Top 15” CRM Enterprise Packages in 2011

ATLANTA, SHANGHAI, Feb. 28, 2011 — CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, today announced that CDC Software’s Pivotal 6.0 CRM software suite has been named by ISM Inc., Customer Relationship Management (CRM) and Customer Centric Business Strategic Advisors, as one of the “Top 15” CRM software packages in the enterprise category for 2011. This is Pivotal CRM’s 15th consecutive appearance in this prestigious listing.

“The winners of the 2011 Top 15 continue to raise the bar for the CRM community with significant advancements in both functionality and connectibility,” said Barton Goldenberg, president, ISM. “Mobile access and Social CRM have become must-haves for sales and marketing professionals and their always-on, always-connected Digital Clients.”

Pivotal CRM was chosen after intensive testing by the ISM Software Lab at its Bethesda, Md.-based headquarters. Each package was rated according to 209 selection criteria, including 98 business functions, 48 technical features, 36 implementation capabilities, 10 real time criteria and 17 user-support features.

“CDC Software is to be praised for obtaining the Top 15 honor as ISM’s software selection process is strenuous and comprehensive,” said Goldenberg. “CDC Software is a leader in the CRM industry.”

The Top 15 selections are featured in ISM’s 18th edition of The Guide to CRM Automation and in a Top 15 CD available at (www.ismguide.com).

According Jason Rushforth, president of CDC Front Office solutions business for CDC

Software, “We are honored to appear on ISM’s listing of top CRM providers for the 15th consecutive year. Pivotal CRM is built on a highly flexible, Microsoft.net-based architecture, with a rich set of CRM capabilities that support best-in-class mobile sales functionality and multi-language, global sales and marketing campaigns. This award not only validates our commitment to ongoing product innovation, but also our continuing commitment to providing increasing value in support of our customer’s success.”

ABOUT ISM

Founded in 1985, ISM has established itself as the premiere strategic advisor to organizations planning and implementing CRM and Social CRM initiatives. Companies, non-profits and government agencies receive hands-on guidance from the most experienced CRM and Social CRM team in the world. ISM annually publishes The Guide to Mobile and Social CRM and Top 15 CRM and Real Time CRM software reviews. Barton Goldenberg, founder and president of ISM, is the author of CRM in Real Time (published by Information Today) and CRM Automation (published by Prentice Hall) and is a columnist for a number of publications including CRM Magazine. Our list of clients includes the American Automobile Association (AAA), Amtrak, Giorgio Armani, IBM, ExxonMobil, Kraft, McGraw Hill, Nike, PepsiCo, Roche, Samsung, Sara Lee, T. Rowe Price, United Way, Xerox, and the U.S. Department of Defense.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include those relating to our beliefs about our strategies, technologies and business infrastructure and Pivotal CRM, our expectations growth and success in the market, our beliefs regarding the success of Pivotal CRM and future releases, and other statements we may make. Such statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include the conditions of the enterprise software industry and the CRM market; demand for and market acceptance of new and existing CRM software; and developmental delays for CRM products. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The website, www.ismguide.com is the property of ISM, and its contents are not incorporated by reference into this press release. Neither CDC Software nor any of its affiliates or subsidiaries adopt any statements with respect thereto, or make any representation or warranty, as to the content thereof. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.